UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

SATSUMA PHARMACEUTICALS, INC.

(Name of Subject Company)

SATSUMA PHARMACEUTICALS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

80405P107

(CUSIP Number of Class of Securities)

John Kollins

President and Chief Executive Officer

Satsuma Pharmaceuticals, Inc.

4819 Emperor Boulevard, Suite 340

Durham, NC 27703

(650) 410-3200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Joshua Dubofsky

Phillip Stoup

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

(650) 328-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 1 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Satsuma Pharmaceuticals, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on May 5, 2023. The Statement relates to the tender offer by SNBL23 Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Shin Nippon Biomedical Laboratories, Ltd., a Japanese corporation, to purchase all of the outstanding shares of common stock, par value $0.0001 per share, of the Company in exchange for (i) $0.91 per share in cash, without interest thereon and less any applicable withholding taxes, and (ii) one non-transferable contractual contingent value right per share.

The Statement is hereby amended and supplemented as follows:

Item 9	Exhibits.

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(13)	Press Release issued by the Company, dated May 18, 2023 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 18, 2023).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Satsuma Pharmaceuticals, Inc.

By:	/s/ Tom O’Neil
Name: Tom O’Neil
Title: Chief Financial Officer

Dated: May 18, 2023